UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)

Class A common stock, $0.01 par value
(Title of Class of Securities)

573083102
(CUSIP Number)

Jonathan Salinas c/o Plymouth Lane Capital Management, LLC 717 Fifth Avenue, 11th Floor New York, New York 10022 (212) 235-2277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane General Partner, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Plymouth Lane Partners (Master), LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	573083102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Salinas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	573083102

Item 1.	Security and Issuer.

There have been no material changes from the Schedule 13D filed by the Reporting Persons on June 26, 2015.

Item 2.	Identity and Background.

There have been no material changes from the Schedule 13D filed by the Reporting Persons on June 26, 2015.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Agreement and Plan of Merger dated as of June 22, 2015 by and among Sequential Brands Group, Inc. ("Sequential"), Martha Stewart Living Omnimedia, Inc., Singer Madeline Holdings, Inc., Madeline Merger Sub, Inc. and Singer Merger Sub, Inc., the Shares held by the Reporting Persons were converted on the effective date of the merger (the "Merger Effective Date").  On the Merger Effective Date, the Reporting Persons were entitled to receive merger consideration valued at $6.15 per share, and elected to receive half of the value of their Shares in cash and half of the value of their Shares in the form of shares of Sequential.  As a result of the foregoing, the Reporting Persons have disposed of all of their Shares in the Issuer and ceased to be the beneficial owner of 5% or more of the Issuer's Shares.

Item 4.	Purpose of Transaction.

The disclosure from Item 3 above is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

The disclosure from Item 3 above is hereby incorporated by reference. The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the Merger Effective Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016	Plymouth Lane Capital Management, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane General Partner, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane Partners (Master), LP

By: Plymouth Lane General Partner, LLC Its general partner

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

/s/ Jonathan Salinas
Jonathan Salinas

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

The undersigned agree that this Amendment No. 1. to Schedule 13D dated February 5, 2016, relating to the Class A common stock, $0.01 par value, of Martha Stewart Living Omnimedia, Inc. shall be filed on behalf of the undersigned.

Dated: February 5, 2016	Plymouth Lane Capital Management, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane General Partner, LLC

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

Plymouth Lane Partners (Master), LP

By: Plymouth Lane General Partner, LLC Its general partner

By: /s/ Jonathan Salinas
Name: Jonathan Salinas
Title: Managing Member

/s/ Jonathan Salinas
Jonathan Salinas

SK 28092 0001 7037957